SECURITIES AND EXCHANGE COMMISSION



                            Washington, D.C. 20549




                                   FORM 6-K



                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                             For October 2, 2002


                          Andina Bottling Company
                  -------------------------------------------
                 (Translation of registrant's name into English)


                          Avenida Andres Bello 2687
                                 Las Condes
                                  Santiago
                                   Chile
                               --------------
                   (Address of principal executive offices)


                         Form 20-F [X] Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                              Yes [_] No [X]

                                MATERIAL EVENT
                                --------------


CORPORATE NAME            :        EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY       :        00124

TAXPAYER I.D.             :        91.144.000-8

______________________________________________________________________________


The following is reported by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II.B.3 of General Rule No. 30 of the Superintendency of Securities and
Insurance:

INTERIM DIVIDEND NO. 133
------------------------

As authorized by the Regular Shareholders Meeting held April 16th of this year (the "Meeting"), the Board resolved to distribute the following sums as interim dividend No. 133:

a)   $4.80 (four pesos and eighty centavos) per Series A share; and

b)   $5.28 (five pesos and twenty-eight centavos) per Series B share.

This dividend will be paid on account of income from the 2002 fiscal year and will be available to shareholders beginning October 31, 2002. The Shareholders Registry will close on October 25, 2002 for payment of this dividend.

Santiago, September 25, 2002



Pedro Pellegrini Ripamonti
Corporate Legal Manager
Embotelladora Andina S.A.